UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

( X ) Annual report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2006

OR

( ) Transition report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the transition period from
_________________ to ________________.

001-31708
(Commission file number of the issuer)

CAPITOL BANCORP LTD.
EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of plan)

CAPITOL BANCORP LTD.
Capitol Bancorp Center
200 Washington Square North
Lansing, Michigan 48933
(Name of the issuer and address of
its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Financial Statements and Schedules.

As permitted in the Instructions to Form 11-K, the information called for in Items 1-3, inclusive, is submitted pursuant to Item 4.

Item 4.	ERISA Financial Statements and Schedules.

The attached audited financial statements and schedule of Capitol Bancorp Ltd. Employee Stock Ownership Plan (the "Plan"), which are hereby incorporated herein by reference, have been prepared in accordance with generally accepted accounting principles and the applicable provisions of Article 6A of Regulation S-X:

Report of Independent Registered Public Accounting Firm dated June 26, 2007

Statements of Net Assets Available for Benefits—December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits—years ended December 31, 2006 and 2005

Notes to Financial Statements

Supplemental Schedule for the year ended December 31, 2006

All financial statements and schedules of the Plan have been incorporated herein by reference from the attached audited financial statements and schedule of the Plan.  No other schedules are included here because they are either not required or not applicable.

The written Consent of Independent Registered Public Accounting Firm, BDO Seidman, LLP, is attached to this Form 11-K as Exhibit 23.

CAPITOL BANCORP LTD.
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statements of Net Assets Available for Benefits
as of December 31, 2006 and 2005	5

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2006 and 2005	6

Notes to Financial Statements	7-9

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2006	10

99 Monroe Avenue N.W., Suite 800 Grand Rapids, Michigan 49503-2654 Telephone: (616) 774-7000 Fax: (616) 776-3680

Report of Independent Registered Public Accounting Firm

ESOP Committee
Capitol Bancorp Ltd.
     Employee Stock Ownership Plan
Lansing, Michigan

We have audited the accompanying statements of net assets available for benefits of Capitol Bancorp Ltd. Employee Stock Ownership Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the ESOP Committee.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capitol Bancorp Ltd. Employee Stock Ownership Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan Administrator.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grand Rapids, Michigan
June 26, 2007

        Capitol Bancorp Ltd.

        Employee Stock Ownership Plan

        Statements of Net Assets Available for Benefits

December 31,	2006	2005

Assets

Cash	$221	$-
Investment in Capitol Bancorp Ltd. common stock, at fair value (Notes 2 and 3)	12,378,674	9,914,318
Employer contributions receivable	1,132,177	953,375

Total Assets	13,511,072	10,867,693

Liabilities

Other liabilities	1,135	-

Net Assets Available for Benefits	$13,509,937	$10,867,693

                                           See accompanying notes to financial statements.

        Capitol Bancorp Ltd.

        Employee Stock Ownership Plan

        Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2006	2005

Additions
Investment income:
Net appreciation in fair value of investments	$2,456,281	$600,928
Dividends	259,873	192,117

Net investment income	2,716,154	793,045

Employer contributions	1,132,177	955,773

Total Additions	3,848,331	1,748,818

Deduction
Distributions to participants	1,206,087	240,432

Net increase	2,642,244	1,508,386

Net Assets Available for Benefits, beginning of year	10,867,693	9,359,307

Net Assets Available for Benefits, end of year	$13,509,937	$10,867,693

                                            See accompanying notes to financial statements.

        Capitol Bancorp Ltd.

        Employee Stock Ownership Plan

        Notes to Financial Statements

1.             Plan Description

The following description of Capitol Bancorp Ltd. Employee Stock Ownership Plan (Plan) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to qualifying employees of Capitol Bancorp Ltd. and its participating subsidiaries (collectively referred to as Capitol).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Capitol Bancorp Ltd. ESOP Committee (ESOP Committee), which is composed of individuals appointed by Capitol’s Board of Directors.  The Plan’s trustees are also individuals appointed by Capitol’s Board of Directors.  Certain administrative functions are performed by officers or employees of Capitol.  No such officer or employee receives compensation from the Plan.  Administrative expenses of the Plan are paid directly by Capitol.

The accompanying financial statements present the assets and liabilities and changes therein pertaining to the accounts of participants with vested and nonvested rights in allocated shares of Capitol’s stock.  For the periods presented, all shares held by the Plan have been allocated to participants’ accounts.  Capitol has no rights against these shares.

Eligibility

To be eligible to participate in the Plan, an employee must have attained the age of 21, have completed at least one year of service and worked at least 1,000 hours.

Contributions

Contributions made to the Plan are in such amounts as determined by Capitol’s Board of Directors, at its discretion.  No employee contributions to the account are required or permitted.  Contributions are allocated to each participant’s account in the same proportion that each participant’s compensation for the plan year bears to the total compensation of all participants.  Any cash dividends paid by Capitol are reinvested by the Plan into shares of Capitol stock; such shares are allocated to each participant’s account according to the number of shares held in each participant’s account.

Participant Distributions

Upon termination of service, including retirement, disability or death, a participant (or beneficiary, when applicable) may elect to receive either a lump-sum distribution or a direct transfer to another qualified retirement plan or IRA.  Subject to certain conditions and terms, a participant may make voluntary withdrawals while employed.  Distributions are made in cash or in the form of common shares of Capitol plus cash for any fractional share, as determined by the ESOP Committee.

        Capitol Bancorp Ltd.

        Employee Stock Ownership Plan

        Notes to Financial Statements

Vesting

Participants’ accounts begin vesting after the first two years of service at a rate of 20% for each year of service, with 100% vesting after seven years of service or upon reaching normal retirement age of 65.  If a participant leaves Capitol’s employment prior to seven years of service, the nonvested portion of his or her account is reallocated among the accounts of remaining participants in the same manner as contributions.

Forfeitures

Forfeited unvested shares totaling 2,806 and 5,148 in 2006 and 2005, respectively, were reallocated to remaining Plan participants.  Forfeitures are applied to participant accounts in the same manner as contributions.  No additional forfeited amounts remained in the Plan at December 31, 2006.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  Shares for which participants have not exercised their voting rights may be voted by the ESOP Committee at its sole discretion.

Plan Termination

Although it has not expressed any intent to do so, Capitol has the right to terminate the Plan at any time, subject to Plan provisions.  In the event of Plan termination, the accounts of all participants become fully vested and nonforfeitable, and the ESOP Committee will direct the trustee to distribute the assets remaining in the trust fund, after payment of any expenses, to participants in accordance with Plan provisions.

2.            Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein.  Actual results could differ from those estimates.  The Plan investments are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The common shares of Capitol are stated at fair value based upon quoted market prices.  Dividends are accrued on the record date.

        Capitol Bancorp Ltd.

        Employee Stock Ownership Plan

        Notes to Financial Statements

Payments of Benefits

                Benefits are recorded when paid.

3.             Investments

                The Plan’s investments in Capitol Bancorp Ltd. common stock are summarized in the following table:

December 31,	2006	2005

Number of shares	267,937	264,806
Fair value	$12,378,674	$9,914,318

4.             Income Tax Status

The Internal Revenue Service has determined and informed the ESOP Committee by a letter dated August 21, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the ESOP Committee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

        Capitol Bancorp Ltd.

        Employee Stock Ownership Plan

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                                                                EIN:  38-2761672
                                                                                                             Plan Number:  002

December 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Capitol Bancorp Ltd.	267,937 common stock shares, no par value	$5,090,401	$12,378,674

              *           A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITOL BANCORP LTD.
EMPLOYEE STOCK OWNERSHIP PLAN

CAPITOL BANCORP LTD.
Plan Administrator

Date: June 29, 2007	By: /s/ Cristin K.Reid
Cristin K. Reid, Corporate President, as Trustee